Highbury Financial Inc.

999 Eighteenth Street, Suite 3000

Denver, CO 80202

November 2, 2006

VIA FACSIMILE (202) 772-9206 AND EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Duc Dang

Re:	Highbury Financial Inc.

Proxy Statement on Schedule 14A (the “Proxy Statement”)

Dear Mr. Dang:

The undersigned registrant (the “Registrant”) acknowledges that comments to the Proxy Statement made by the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, and changes to the Proxy Statement in response to such comments, do not foreclose the Commission from taking any action with respect to the filing. The Registrant acknowledges that comments to the Proxy Statement made by the Commission or the staff, acting pursuant to delegated authority, and changes to the Proxy Statement in response to such comments, do not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Proxy Statement. The Registrant further acknowledges that it will not assert staff comments or changes in disclosure in response to staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Ann Chamberlain at (212) 705-7207 with any questions or comments.

Very Truly Yours,

HIGHBURY FINANCIAL INC.

By:	/s/ RICHARD S. FOOTE
Name: Richard S. Foote
Title: President and Chief Executive Officer